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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                             FragranceNet.com, Inc.
                (f/k/a National Capital Management Corporation)
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                     ----------------------------------------
                        (Title of Class of Securities)

                                  351684 10 5
                                  ------------
                                 (CUSIP Number)

                              John J. Butler, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York  10017
                           -------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 28, 1999
                                 -------------
            (Date of Event which Requires Filing of this Amendment)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box [   ].

------------------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.  NAME OF REPORTING PERSON

    Jason S. Apfel

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)    [     ]
    (b)    [     ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                           [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States Of America

NUMBER OF SHARES                             7.  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                    4,559,390
REPORTING PERSON
WITH

                                             8.  SHARED VOTING POWER

                                                 NONE

                                             9.  SOLE DISPOSITIVE POWER

                                                 4,559,390

                                            10.  SHARED DISPOSITIVE POWER

                                                 NONE

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,559,390*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%

14.  TYPE OF REPORTING PERSON

     IN

Item 1.   Security and Issuer.


     This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of FragranceNet.com, Inc., a Delaware corporation ("the Issuer") (f/k/a National Capital Management Corporation). The principal executive offices of the Issuer are located at 2070 Deer Park Avenue, Deer Park, New York 11729.

Item 2.   Identity and Background.

          (a) The reporting person filing this Statement is Jason S. Apfel (the "Reporting Person").

          (b) The Reporting Person's business address is FragranceNet.com, Inc., 2070 Deer Park, Deer Park, New York 11729.

          (c) The Reporting Person is the Chief Executive Officer and President of the Issuer.
-------------------
        * The shares of Common Stock covered by this item include 1,470,000 shares of Common Stock and 308,939 shares of Series A Preferred Stock which are convertible into 3,089,390 shares of Common Stock.

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          (d)  During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Prior to July 28, 1999, the Reporting Person was the owner of 30 shares of the outstanding capital stock of Telescents, Inc. ("Telescents"). In connection with the merger (the "Merger") of FAC, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, with and into Telescents on July 28, 1999, the Reporting Person received 1,470,000 shares of the Issuer's Common Stock and 308,939 shares of the Issuer's Series A Preferred Stock ("Preferred Stock").
The Preferred Stock is convertible into Common Stock on a 1 for 10 basis at such time as the Certificate of Incorporation of the Issuer is amended to increase the authorized shares of Common Stock to a number of shares of Common Stock sufficient to effect the conversion.

Item 4.  Purpose of Transaction.

       The Common Stock held by the Reporting Person was acquired, and is being held, as an investment.

          (a) The Reporting Person does not have any present plans or proposals which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer, except for shares of Common Stock to be acquired upon the conversion of the Preferred Stock as described in Item 6 below (however, the Reporting Person retains the right to acquire and dispose of securities in open market transactions from time to time).

          (b) The Reporting Person does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation.

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          (c)  The Reporting Person does not have any present plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

          (d) In connection with the Merger, the Issuer, Telescents, the Reporting Person, Dennis M. Apfel and Growth Capital Partners, L.L.C., a Delaware limited liability company ("GCP"), entered into an Agreement Regarding Certain Closing and Post-Closing Matters (the "Post-Closing Agreement") which provides, among other things, that the Issuer will hold a meeting of its stockholders as soon as practicable to (i) elect new directors,
               (ii) amend the Issuer's Certificate of Incorporation to increase the number of authorized shares of Common Stock, (iii) adopt a Stock Option Plan and (iv) ratify the Board of Directors'
               selection of the independent auditor for the Issuer.   The Post-
               Closing Agreement has been filed with the Commission by the Issuer as an Exhibit to its Current Report on Form 8-K dated as
               of July 28, 1999.   As of July 28, 1999, Dennis M. Apfel will
               serve as the Chief Financial Officer and Vice Chairman of the Issuer and the Reporting Person will serve as the Chief Executive Officer and President of the Issuer. As of July 28, 1999, John C. Shaw, David Faulkner and Herbert J. Jaffe resigned as Directors of the Issuer and the Reporting Person, Dennis M. Apfel and Philip D. Gunn, who is a principal of GCP, have been appointed to
               fill the vacancies created by the resignations.   In connection
               with the Merger, the Issuer has also changed its name to FragranceNet.com, Inc. and has changed its ticker symbol to "FRGN".

               The Reporting Person has entered into a Stockholders Agreement with Dennis M. Apfel and GCP relating to election of a designee of GCP to the Board of Directors of the Issuer through July 31, 2002 or such earlier date on which GCP no longer beneficially owns 10% of the aggregate voting power of the Issuer. See Exhibit A to this Statement.

      (e)-(j) The Reporting Person does not have any present plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person may be deemed to be the beneficial owner of 4,559,390 shares of Common Stock.

         (b) The Reporting Person has sole power to vote or direct the voting and to dispose or direct the disposition of 4,559,390 shares of Common Stock.

         (c) The Reporting Person has not engaged in any transaction in the Common Stock during the past 60 days.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the Merger, the Reporting Person is entitled to convert 308,939 shares of Preferred Stock into 3,089,930 shares of Common Stock at such time as the Certificate of Incorporation of the Issuer is amended to increase the authorized shares of Common Stock to a number of shares of Common Stock sufficient to effect the conversion.

     As set forth in Item 4(d), in connection with the Merger, the Issuer, Telescents, the Reporting Person, Dennis M. Apfel and GCP entered into an Agreement Regarding Certain Closing and Post-Closing Matters (the "Post-Closing Agreement") which provides, among other things, that the Issuer will hold a meeting of its stockholders as soon as practicable to (i) elect new directors,
(ii) amend the Issuer's Certificate of Incorporation to increase the number of authorized shares of Common Stock, (iii) adopt a Stock Option Plan and (iv) ratify the Board of Directors' selection of the independent auditor for the Issuer. As of July 28, 1999, Dennis M. Apfel will serve as the Chief Financial Officer and Vice Chairman of the Issuer and the Reporting Person will serve as the Chief Executive Officer and President of the Issuer. As of July 28, 1999, John C. Shaw, David Faulkner and Herbert J. Jaffe resigned as Directors of the Issuer and the Reporting Person, Dennis M. Apfel and Philip D. Gunn, who is a principal of GCP, have been appointed to fill the vacancies created by the resignations. In connection with the Merger, the Issuer has also changed its name to FragranceNet.com, Inc. and has changed its ticker symbol to "FRGN".

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     As set forth in Item 4(d), the Reporting Person has entered into a
Stockholders Agreement with Dennis M. Apfel and GCP relating to election of a designee of GCP to the Board of Directors of the Issuer through July 31, 2002 or such earlier date on which GCP no longer beneficially owns 10% of the aggregate voting power of the Issuer.

Item 7.   Material to be Filed as Exhibits.

A         Stockholders Agreement dated as of July 28, 1999 among Dennis M.
          Apfel, GCP and the Reporting Person.

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                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 1999



/s/ Jason S. Apfel
    --------------------------
Name:  Jason S. Apfel

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